Filed Pursuant to Rule 433

Registration No. 333-180488

MARKET-LINKED STEP UP NOTES

Market-Linked Step Up Notes Linked to a Basket of Global Equity Indices
Issuer	Bank of America Corporation (“BAC”)
Principal Amount	$10.00 per unit
Term	Approximately four years
Market Measure	An approximately equally weighted basket of global equity indices comprised of the S&P 500® Index (Bloomberg symbol: “SPX”), the MSCI Emerging Markets Index (Bloomberg symbol: “MXEF”), and the EURO STOXX 50® Index (Bloomberg symbol: “SX5E”). The S&P 500® Index will be given an initial weight of 33.34%, and each of the MSCI Emerging Markets Index and the EURO STOXX 50® Index will be given an initial weight of 33.33%.
Payout Profile at Maturity

—   If the Market Measure is flat or increases up to the Step Up Value, a return equal to the Step Up Payment

—   If the Market Measure increases above the Step Up Value, a return equal to the percentage increase in the Market Measure

—   1-to-1 downside exposure to decreases in the Market Measure beyond a 10% decline, with up to 90% of your principal at risk

Step Up Value	[112% to 118%] of the Starting Value, to be determined on the pricing date
Step Up Payment	[$1.20 to $1.80] per unit, a [12% to 18%] return over the principal amount, to be determined on the pricing date
Threshold Value	90% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Market Measure will increase over the term of the notes and are willing to take downside risk below a threshold and forgo interim interest payments.
Preliminary Offering Documents	http://www.sec.gov/Archives/edgar/data/70858/000119312514267637/d758091dfwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•	Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•	Payments on the notes are subject to the credit risk of BAC, and actual or perceived changes in the creditworthiness of BAC are expected to affect the value of the notes. If BAC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•	Changes in the value of one of the Basket Components may be offset by changes in the value of the other Basket Components.
•	The initial estimated value of the notes on the pricing date will be less than their public offering price.
•	If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•	You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.
•	Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets, specifically changes within the U.S., the Eurozone and the emerging markets.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Bank of America Corporation (BAC) has filed a registration statement (which includes a prospectus) with the Securities and Exchange Commission (SEC) for the notes that are described in this Guidebook. Before you invest, you should carefully read the prospectus in that registration statement and other documents that BAC has filed with the SEC for more complete information about BAC and any offering described in this Guidebook. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. BAC’s Central Index Key, or CIK, on the SEC website is 70858. Alternatively, Merrill Lynch will arrange to send you the prospectus and other documents relating to any offering described in this document if you so request by calling toll-free 1-866-500-5408. BAC faces risks that are specific to its business, and we encourage you to carefully consider these risks before making an investment in its securities.